EXHIBIT 3.2

(ON CHAPMAN AND CUTLER LETTERHEAD)

10/20/95

John Nuveen & Co. Incorporated
333 W. Wacker Drive
Chicago, Illinois  60606

RE:  Nuveen Tax-Exempt Unit Trust, Series 831

Gentlemen:

    We have served as counsel for you, as Depositor of Nuveen Tax-Exempt Unit Trust, Series 831 (the "Fund") in connection with the issuance under the Trust Indenture and Agreement, dated the date hereof between John Nuveen & Co. Incorporated, as Depositor, and The Chase Manhattan Bank (National Association), as Trustee, of Units of fractional undivided interest (the "Units"), as evidenced by a book entry position or certificate, if requested by the purchaser of Units, in the one or more Trusts of said Fund.

    We have also served as counsel for you in connection with all previous Series of the Nuveen Tax-Exempt Unit Trust and as such have previously examined such pertinent records and documents and matters of law as we have deemed necessary, including (but not limited to) the Trust Indenture and Agreements with respect to those series. We have also examined such pertinent records and documents and matters of law as we have deemed necessary including (but not limited to) the Trust Indenture and Agreement relating to Nuveen Tax-Exempt Unit Trust, Series 831.

    We have concluded that the Trust Indenture and Agreement for the Fund and its counterpart in each of the prior issues of Nuveen Tax-Exempt Unit Trust are in all material respects substantially identical.

    Based upon the foregoing, and upon such matters of law as we consider to be applicable we are of the opinion that, under existing federal income law:

    (i) For Federal income tax purposes, each of the Trusts will not be taxable as an association but will be governed by the provisions of Subchapter J (relating to Trusts) of Chapter 1, Internal Revenue Code of 1986 (the "Code").

    (ii) Each Unitholder will be considered as owning a pro rata share of each asset of the respective Trust of the Fund in the proportion that the number of Units of such Trust held by him bears to the total number of outstanding Units of such Trust. Under Subpart E, Subchapter J of Chapter
1 of the Code, income of each Trust will be treated as income of each Unitholder thereof in the proportion described and an item of Fund income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of a Trust consists of interest and original issue discount excludable from gross income under Section 103 of the Code, such income will be excludable from federal gross income of the Unitholder, except in the case of a Unitholder who is a substantial user (or a person related to such user) of a facility financed through issuance of any industrial development bonds or certain private activity bonds held by the Trust. In the case of such Unitholder who is a substantial user (and no other) interest received and original issue discount with respect to his Units attributable to such industrial development bonds or such private activity bonds is includable in his gross income. In the case of certain corporations, interest on the Bonds is included in computing the alternative minimum tax pursuant to Sections 56(f) and 56(g) of the Code, the enviromental tax (the "Superfund Tax") imposed by Sections 59A of the Code, and the branch profits tax imposed by Section 884 of the Code with repect to U.S. branches of foreign corporations.

    (iii) Gain or loss will be recognized to a Unitholder upon redemption or sale of his Units. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of such Units. Before adjustment, such basis would normally be cost if the Unitholder had acquired his Units by purchase, plus his aliquot share of advances by the Trustee to the Trust to pay interest on Bonds delivered after the Unitholder's settlement date to the extent that such interest accrued on the Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the Trust, but only to the extent that such advances are to be repaid to the Trustee out of interest received by the Fund with respect to such Bonds. In addition, such basis will be increased by both the Unitholder's aliquot share of the accrued original issued discount with respect to each Bond held by the Trust with respect to which there was an original issue discount and reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust.

    (iv) If the Trustee disposes of a Trust asset (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder and the amount thereof is measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his Units among each of the Trust assets (as of the date on which his Units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such Units. A Unitholder's basis in his Units and of his fractional interest in each Trust asset must be reduced by the amount of his aliquot share of interest received by the Fund, if any, on Bonds delivered after the Unitholder's settlement date to the extent that such interest accrued on the Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the Trust, must be reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust and must be increased by the Unitholder's share of accrued original issue discount with respect to each Bond which, at the time the Bond was issued, had original issue discount.

     (v) In the case of any Bond held by the Trust where the "stated redemption price at maturity" exceeds the "issue price," such excess shall be original issue discount. With respect to each Unitholder, upon the purchase of his Units subsequent to the original issuance of Bonds held by the Trust Section 1272(a)(7) of the Code provides for a reduction in the accrued "daily portion" of such original issue discount upon the purchase of a Bond subsequent to the Bond's original issue, under certain circumstances. In the case of any Bond held by the Trust the interest on which is excludable from gross income under Section 103 of the Code, any original issue discount which accrues with respect thereto will be treated as interest which is excludable from gross income under Section 103 of the Code.

    (vi) In the case of any Bond which matures within one year of the date issued, the accrual of tax-exempt original issue discount will generally be computed daily on a ratable basis unless the Unitholder elects to accrue such discount under a constant yield method, compounded daily.

    (vii) In the case of any Bond which does not mature within one year after the date issued, tax-exempt original issue discount will accrue daily, computed generally under a constant yield method, compounded semiannually (with straight line interpolation between compounding dates).

    (viii) In the case of Trusts for which MBIA Insurance Corporation ("MBIA") insurance with respect to each of the Bonds deposited therein has been obtained by the Depositor or the issuer or underwriter of the Bonds, we have examined the form of MBIA's policy or several policies of insurance (the "Policies") which have been delivered to the Trustee. Assuming issuance of Policies in such form, in our opinion, any amounts paid under said Policies representing maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the respective issuer, provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds. Paragraph
(ii) of this opinion is accordingly applicable to Policy proceeds representing maturing interest.

    Because the Trusts do not include any "specified private activity bonds" within the meaning of Section 57(a)(5) of the Code issued on or after August 8, 1986, none of the Trust Fund's interest income shall be treated as an item of tax preference when computing the alternative minimum tax. In the case of corporations, for taxable years beginning after December 31, 1986, the alter-native minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments.

    Pursuant to Section 56(c) of the Code, one of the adjustment items used in computing AMTI and the Superfund Tax of a corporation
(other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust or REMIC) is an amount equal to 50% of the excess of such corporation's "adjusted net book income" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). For taxable years beginning after 1989, such adjustment item will be 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating net operating loss deduction) pursuant to
Section 56(g) of the Code. Both "adjusted net book income" and "adjusted current earnings" include all tax-exempt interest, including interest on all Bonds in the Trust, and tax-exempt original issue discount.

   Effective for tax returns filed after December 31, 1987, all taxpayers are required to disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

    Section 265 of the Code generally provides for a reduction in each taxable year of 100% of the otherwise deductible interest on indebtedness incurred or continued by financial institutions, to which either
Section 585 or Section 593 of the Code applies, to purchase or carry obligations acquired after August 7, 1986, the interest on which is exempt from federal income taxes for such taxable year. Under rules prescribed by
Section 265, the amount of interest otherwise deductible by such financial institutions in any taxable year which is deemed to be attributable to tax-exempt obligations acquired after August 7, 1986 will be the amount that bears the same ratio to the interest deduction otherwise allowable (determined without regard to Section 265) to the taxpayer for the taxable year as the taxpayer's average adjusted basis (within the meaning of Section
1016) of tax-exempt obligations acquired after August 7, 1986, bears to such average adjusted basis for all assets of the taxpayer, unless such financial institution can otherwise establish under regulations to be prescribed by the Secretary of the Treasury, the amount of interest on indebtedness incurred or continued to purchase or carry such obligations.

    We also call attention to the fact that, under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units by taxpayers other than certain financial institutions, as referred to above, is not deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are con-sidered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. However, these rules generally do not apply to interest paid on indebtedness incurred for expenditures of a personal nature such as a mortgage incurred to purchase or improve a personal residence.

    "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 33-63075) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

Respectfully submitted,


CHAPMAN AND CUTLER